Exhibit 99.1

Subject: Delayed – Active Power Stock Option Exchange Program

Sorry to announce that have to delay this meeting scheduled for 2:30PM this afternoon regarding the Stock Option Exchange Program. Therefore our meeting will be moved from this afternoon to this Thursday at 2.30pm. Sorry for any confusion this may have caused but there is a rigid process that must be followed with this program. John Penver will send out an updated meeting request to officially move the meeting.